UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) January 18, 2023

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5404 Cypress Center Drive, Suite 320

Tampa, Florida 33609

(Full mailing address of principal executive offices)

855-909-9294

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

(a) Resignation of Independent Accounting Firm

On January 18, 2023, the board of directors (the “Board”) of RAD Diversified REIT, Inc. (the “Company”) approved and ratified the appointment of Reliant CPA, PC as the Company’s independent accountant for the fiscal year ending December 31, 2022. In connection with its selection of Reliant CPA, PC the Board accepted and approved the resignation of its former independent accounting firm, Kho & Patel, CPAs (KPC).

KPC’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and December 31, 2021 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPC’s satisfaction, would have caused KPC to make reference to the matter in their report. During the fiscal years ended December 31, 2020 and December 31, 2021 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided KPC with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether or not KPC agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of KPC’s letter, dated January 23, 2023, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On January 18, 2023 the Board approved and ratified the appointment of Reliant CPA, PC as the Company’s new independent accountant. Neither the Company nor anyone acting on its behalf has consulted with Reliant CPA, PC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Reliant CPA, PC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dutch Brandon Mendenhall
Name: Dutch Brandon Mendenhall
Title: Chief Executive Officer

Date: January 23, 2023

EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from Kho & Patel, dated January 23, 2023